Exhibit 99.1
22 August 2008

James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
Registration number: 34106455

The Manager
Company Announcements Office	Atrium, 8th Floor
Australian Securities Exchange Limited	Strawinskylaan 3077
20 Bridge Street	1077 ZX Amsterdam,
SYDNEY NSW 2000	The Netherlands

Telephone: 31-20-301 3826
Fax: 31-20-404 2544
Dear Sir,
Pursuant to Listing Rule 3.13.2 we advise that all resolutions set out in the Notice of the Annual General Meeting dated 15 July 2008 were carried at the Annual General Meeting of the Company held today at 10:00am in Amsterdam, The Netherlands.
Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Adoption of the Annual Accounts for the year ended 31March 2008	286,851,961	49,368	6,723,038
2	Adoption of the Remuneration Report for the year ended 31 March 2008	190,770,994	10,838,504	1,945,545
3	Ratification of the appointment of the auditor	293,196,867	398,284	65,021
4a	Re-election of Mr D Andrews to the Supervisory and Joint Boards	293,414,815	163,267	65,554
4b	Re-election of Mr D Harrison to the Supervisory and Joint Boards	293,443,983	140,607	64,046
5a	Re-election of Mr R Chenu to the Managing Board	293,381,257	152,600	114,779
5b	Re-election of Mr R Cox to the Managing Board	293,411,224	144,125	89,546
6a	Approve participation in the SBSP by Mr D Andrews	292,028,937	1,264,070	179,619
6b	Approve participation in the SBSP by Mr D Harrison	292,039,399	1,258,190	185,437
7	Amendment to the LTIP	289,343,324	3,913,841	221,451
8	Approve issue of RSUs to Mr L Gries under the Deferred Bonus Plan	281,677,398	11,597,746	203,574
9a	Approve participation in the LTIP and issue of Relative TSR hurdle RSUs to Mr L Gries	289,240,848	4,038,664	201,806
9b	Approve participation in the LTIP and issue of Relative TSR hurdle RSUs to Mr R Chenu	289,250,183	4,033,023	198,112
9c	Approve participation in the LTIP and issue of Relative TSR hurdle RSUs to Mr R Cox	289,237,413	4,038,519	171,886
10a	Approve participation in the LTIP and issue of RSUs to Mr L Gries in accordance with the Executive Incentive Program.	289,273,974	4,004,424	201,320
10b	Approve participation in the LTIP and issue of RSUs to Mr R Chenu in accordance with the Executive Incentive Program.	289,281,314	4,006,869	195,035

	RESOLUTION	FOR	AGAINST	ABSTAIN
10c	Approve participation in the LTIP and issue of RSUs to Mr R Cox in accordance with the Executive Incentive Program	289,313,887	4,006,306	191,812
11	Renewal of Authority for the Company to acquire its own shares	293,415,315	63,743	69,874
12	Reduction of issued share capital through cancellation of repurchased shares	293,485,168	43,612	89,927
Yours faithfully
James Hardie Industries NV
Robert E. Cox
General Counsel and Company Secretary